

October 2, 2012

Via E-mail
Dr. Eric K. Chan
Chief Executive Officer, President and Director
Dynacq Healthcare, Inc.
4301 Vista Road
Pasadena, Texas 77504

> **Re:    Dynacq Healthcare, Inc.**
> **Information Statement on Schedule 14C**
> **Filed September 24, 2012**
> **File No. 000-21574**

Dear Dr. Chan:

We have limited our review of the above information statement to the issue we have addressed in our comment.  Please respond to this letter by providing the requested information or by advising us when you will provide the requested response.  Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note that the information statement is informing shareholders of action taken by written consent in lieu of a special meeting approving the removal of Ping S. Chu, James G. Gerace and Stephen L. Huber from their positions as members of your Board of Directors.  Please advise us which shareholders consented to the removal of these directors and their relationship to management, if any.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director